SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

Appointment of New Chief Financial Officer (the “CFO”)

On August 8, 2019, the Registrant’s CFO Mr. Steven Fu submitted his resignation to the board of directors (the “Board”). The Board accepted the resignation and appointed Ms. Changjuan Liang as the succeeding CFO. The resignation and the engagement was effective on August 8, 2019. There is no disagreement between Mr. Steven Fu and the Registrant.

Ms. Liang has served as Chief Financial Officer of Fintech (Shanghai) Investment Holding Co., Ltd. since May 2019. Fintech is a subsidiary of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd., a BVI company acquired by the Registrant on July 12, 2019. From August 2018 through April 2019, Ms. Liang was a senior financial manager for Shanghai NiSun Enterprise Management Group Co., Ltd., a PRC company controlled by Bodang Liu, the largest shareholder of the Registrant and former owner of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. From October 2010 through August 2017, Ms. Liang was a Financial Officer of Chubutsu Precise Electronic Company Limited, a PRC company engaged in the air conditioning industry. Ms. Liang obtained her bachelor’s degree in Accounting from China Central Radio and TV University in January 2010.

As Chief Financial Officer of the Registrant, Ms. Liang will receive an annual salary of $48,473, together with benefits provided to other employees of the Registrant, as set forth in an employment agreement entered into by the parties. Her employment is governed by the terms of the employment agreement between Ms. Liang and the Registrant, which commenced August8, 2019 and continues through July 31, 2022. The Registrant may terminate the agreement as permitted by Chinese law. In the event of any breach of the agreement by the Registrant, it is obligated to pay damages equal to twice the financial compensation provided under China’s Labor Contract Law, Article 47. In the event of any breach of the contract by Ms. Liang, she is obligated to pay the Registrant an amount equal to application and training fees paid by the Registrant, direct economic losses caused to the Registrant and any contractually agreed compensation costs.

Exhibits

10.1       Employment Agreement for Changjuan Liang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

Date: August 13, 2019	By:	/s/ Anyuan Sun
	Name:	Anyuan Sun
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer